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Kevin Bull · 2nd

 **University of Oregon**

Co Founder / Business Development at InvesTechs - Raise
Capital Online

Portland, Oregon Area · 500+ connections · **Contact info**

Experience



Co Founder / Business Development
InvesTechs
May 2016 – Present · 4 yrs 5 mos
Eugene, Oregon Area

Use The Power of Technology to Reach More Investors and Raise Capital Faster

InvesTechs is a digital marketing agency that specializes in raising investment capital for established real estate developers, game-changing startups, and alternative energy companies.

Our team uses a multi-faceted approach to bring efficiency and transparency to your investment process: **...see mor**



Investor Relations
Ettro Capital Management
May 2016 – Mar 2017 · 11 mos
Portland, Oregon Area

Kevin can help you simplify real estate investing and connect to exciting opportunities with Ettro Capital Management.

    

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 Management

Co-Founder, VP Business Development
 Third Ocean Inc.
Jul 2014 – May 2016 · 1 yr 11 mos
Eugene, Oregon Area

Third Ocean is a full service marketing agency tha
and established companies.

Services:

Co-Founder, Development Principal
 Atlantis Downtown
Jun 2013 – May 2016 · 3 yrs
Eugene, Oregon Area

Atlantis Downtown is a collaborative office suite s
of Downtown Eugene.

Make your "home office" a thing of the past, and e

 Atlantis Downtown Flier

Media & Public Relations
MxBiotech
Sep 2013 – Nov 2014 · 1 yr 3 mos
Eugene, Oregon Area

MxBiotech Solves Marijuana's Consistency, Potency, Utility and Logistical Problems. The
Mx:ERP, Marijuana Medicinal Effectiveness Review Project, produces concise, comparative,
evidence-based medicinals referenced to drug classes.

...see mor

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Education

 **University of Oregon**
Bachelor of Science (BS), Journalism - Advertising
2010 – 2014

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was in business and sociology classes gaining an
learning how to develop organizations for a purpo
my sophomore year, I joined the Net Impact susta
club. Around the same time, I had some friends in
working on very creative projects meant to motiva
Advertising classes were based on group projects
into a concept, and then how to distribute your me
major to Advertising and had a great experience, e
sales, and presentation classes. Rest in Peace Ma



University of Oregon - Charles H. Lundquis

Business Administration- Minor
2010 – 2014
Activities and Societies: Entrepreneurship Club Ne

Central Catholic High School

2006 – 2010
Activities and Societies: Baseball, Football, and re

Central Catholic created a great community for yo
complete person. Central is a small (800 total stud
the bridge from downtown Portland, OR. Central h
Vancouver, WA area. It allowed me to meet people
different people, areas, and cultures.

Volunteer Experience

Volunteer

The Boys and Girls Club
Children

Spend time, mentor, and be a friend to boys and girls that are not in the best situation in life.
This included random entertaining conversations, losing in ping pong, and dodgeball.

Cook

Downtown Soup Kitchen
Poverty Alleviation

Make food and enjoy a meal with people that are not in the best situation in life. This would als
involve random entertaining conversations.



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Social Media Marketing · 89

Endorsed by **Jess G. and 4 others who are highly skilled at this**

Social Networking · 75

Endorsed by **Richard Harris Jr. and 3 others who are highly skilled at this**

Marketing · 67

Endorsed by **Travis Webber and 3 others who are highly skilled at this**

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